Shareholder meeting

On December 1, 2004, a Special Meeting of shareholders of the Fund was held to elect nine Trustees effective January 1, 2005.

Proxies covering 190,000 shares of beneficial interest were voted at the meeting.

The shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified, with the votes tabulated as follows:

                                             WITHHELD
                           FOR               AUTHORITY
James F. Carlin            190,000            -
Richard P. Chapman, Jr.    190,000            -
William H. Cunningham      190,000            -
Ronald R. Dion             190,000            -
Charles L. Ladner          190,000            -
Dr. John A. Moore          190,000            -
Patti McGill Peterson      190,000            -
Steven R. Pruchansky       190,000            -
James A. Shepherdson       190,000            -